UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest
event reported) August 4, 2017

PacWest Bancorp

(Exact name of registrant as specified in its charter)

Delaware	001-36408	33-0885320
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

9701 Wilshire Blvd., Suite 700, Beverly Hills, California 90212

(Address of principal executive offices and zip code)

(310) 887-8500

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01                                           Regulation FD Disclosure.*

Executive officers of PacWest Bancorp will make presentations to institutional investors at various meetings during the months of August and September. A copy of the presentation materials is attached as Exhibit 99.1 of this Form 8-K. The presentation will also be available on PacWest’s website at www.pacwestbancorp.com under the section entitled “Presentations”.

Item 8.01                                           Other Events

On April 6, 2017, PacWest Bancorp (“PacWest”) and CU Bancorp (“CUB”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated April 5, 2017, by and between PacWest and CUB, pursuant to which PacWest will acquire CUB, subject to the terms and conditions set forth therein. PacWest is providing supplemental information regarding the acquisition in the presentation referred to in Item 7.01 above and attached hereto as Exhibit 99.1.

Item 9.01                                           Financial Statements and Exhibits.*

(d)  Exhibits.

Exhibit No.	Description
99.1	Copy of presentation PacWest Bancorp intends to provide to institutional investors during the months of August and September.

*The information furnished under Item 7.01 and Item 9.01 of this Current Report on Form 8-K, including the exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of PacWest Bancorp under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP

	By:	/s/ Bart R. Olson
Date: August 4, 2017	Name:	Bart R. Olson
	Title:	Executive Vice President